Exhibit 99.1

Momo Announces Unaudited Financial Results for the First Quarter 2015

BEIJING, CHINA, May 18, 2015 – Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the first quarter, 2015.

First Quarter 2015 Highlights

•	Net revenues increased 383% year over year to $26.3 million, exceeding the Company’s guidance between $24 million and $26 million.

•	Net income attributable to Momo Inc. was $6.7 million, compared to a net loss of $1.2 million for the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $9.4 million compared to a non-GAAP net loss of $0.3 million for the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.03, compared to a diluted net loss per ADS of $0.08 for the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.05, compared to a non-GAAP diluted net loss per ADS of $0.06 for the same period last year.

•	Monthly Active Users (“MAU”)[1] were 78.1 million in March 2015, an increase of 83% year over year.

“The first quarter of 2015 has been a fruitful quarter and a solid start to the year ahead of us. We continued to deliver strong topline growth and achieved profitability for the first time in our operating history.” Said Yan Tang, Chairman and CEO of Momo, “On the operational front, we stayed focused on executing in our key strategic areas. The size of our platform continued to expand and we are seeing our users engaging with the platform in an increasingly diversified way. With the launch of Momo 6.0 in April, we are taking a significant step forward toward our long term mission of enabling every Momo user to discover and connect to interesting people around them.”

First Quarter 2015 Financial Results

Net revenues

Total net revenues were $26.3 million in the first quarter of 2015, an increase of 383% from $5.4 million during the same quarter of 2014.

Membership subscription revenues were $13.0 million in the first quarter of 2015, an increase of 311% from $3.2 million during the same period of 2014. Members are Momo users who have paid the subscription fees for the membership services. The increase in membership subscription revenues was primarily driven by the significant growth in the number of Momo members, which was in turn driven by the Company’s growing user base. Momo members reached 3.1 million as of March 31, 2015, up from 1.3 million as of March 31, 2014.

[1]	MAU during a given calendar month is defined as Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform for at least one day during the 30-day period counting back from the last day of such calendar month.

Mobile games revenues were $6.1 million in the first quarter of 2015, an increase of 212% from $2.0 million during the first quarter of 2014. The increase in game revenues was mainly due to the increase in the number of games operated by the Company as well as the growing number of active game players on Momo’s platform, which was 6.2 million during the quarter.

Mobile marketing revenues were $6.0 million in the first quarter of 2015. Mobile marketing revenues for the same period last year were immaterial. The growth of mobile marketing revenues was powered by the Company’s strategic co-operations with Alibaba and 58.com, and to a lesser degree, the increase in revenues from the Company’s proprietary marketing services.

Revenues from other services, which mainly consisted of paid emoticons and revenues from our gifting services, was $1.1 million in the first quarter of 2015, a substantial increase from $0.3 million during the first quarter of 2014. The increase in other services revenues was primarily driven by the growth from paid emoticons as well as the launch of gifting services in the first quarter of 2015.

Cost and expenses

Costs and expenses were $21.4 million in the first quarter of 2015, an increase of 217% from $6.8 million during the same period last year. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (b) an increase in marketing expenditures to enhance Momo’s brand awareness and promote games; (c) an increase in infrastructure related spending driven by strong traffic growth; and (d) increased fees to payment channels resulting from higher revenues.

Non-GAAP costs and expenses (note 1) were $18.7 million in the first quarter of 2015, an increase of 222% from $5.8 million during the same period last year.

Income from operations

Income from operations was $5.0 million in the first quarter of 2015, compared to a loss from operations of $1.3 million during the same period last year.

Non-GAAP income from operations (note 1) was $7.8 million in the first quarter of 2015, compared to a non-GAAP loss from operations of $0.4 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $6.7 million in the first quarter of 2015, compared to a net loss of $1.2 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $9.4 million in the first quarter of 2015, compared to a non-GAAP net loss of $0.3 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.03 in the first quarter of 2015, compared to a diluted net loss per ADS of $0.08 in the first quarter of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.05 in the first quarter of 2015 compared to a non-GAAP diluted net loss per ADS of $0.06 in the first quarter of 2014.

Cash and cash flow

As of March 31, 2015, Momo’s cash, cash equivalents and term deposits totaled US$452.0 million compared to US$451.0 million as of December 31, 2014. Net cash provided by operating activities in the first quarter of 2015 was US$8.7 million compared to US$1.4 million for the same quarter of 2014.

Recent Developments

In April 2015, the Company launched Momo 6.0. The new 6.0 version contains major upgrades including the replacement of the Nearby People List by Message Board as the default landing page. Message Board is a stream of pictures and posts by users who share similar interests, backgrounds, hometowns, colleges, professions and residential and work place information. The order in which posts are sorted on Message Board is defined by Momo’s proprietary algorithm, which is based on both physical proximity and the compatibility of user profiles. Nearby People List is now a secondary page under Discovery function. Momo 6.0 also introduced location and interest based virtual chat rooms where users can easily participate in group conversations that require no pre-approval to join.

Business Outlook

For the second quarter of 2015, the Company expects revenues to be between $31 million and $33 million, representing a year-over-year increase of 267% to 291%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, (loss) / income from operations, net (loss) / income attributable to Mono Inc., and diluted earnings per ADS) which is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures it that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Monday, May 18, 2015 at 9:00 p.m. U.S. Eastern Daylight Time (9:00 a.m. Beijing / Hong Kong Time on May 19, 2015).

Dial-in details for the earnings conference call are as follows:

International: +65 6723 9381

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Daylight Time, May 25, 2015. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 646 254 3697

Passcode: 31834271

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our preliminary unaudited results for the first quarter of 2015, management quotes and our financial outlook for the second quarter of 2015.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter of 2015 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the second quarter of 2015 and may be unable to grow our business in the manner planned. We may also change our strategy for how to grow our business. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to effectively manage our rapid growth, our ability to grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31
	2014	2015
Net revenues:
Membership subscription	3,166	13,021
Mobile games	1,963	6,134
Mobile marketing	29	6,044
Other services	288	1,125

Total net revenues	5,446	26,324
Cost and expenses:
Cost of revenues	(2,593)	(5,682)
Research and development	(1,313)	(4,710)
Sales and marketing	(1,872)	(6,779)
General and administrative	(993)	(4,268)

Total cost and expenses	(6,771)	(21,439)
Other operating income	—	154

(Loss) Income from operations	(1,325)	5,039
Interest income	92	1,808

(Loss) Income before income tax and share of income on equity method investments	(1,233)	6,847
Income tax expenses	—	(151)

(Loss) Income before share of income on equity method investments	(1,233)	6,696
Share of income on equity method investments	—	3

Net (loss) income attributable to Momo Inc.	(1,233)	6,699
Deemed dividend to preferred shareholders	(2,438)	—

Net (loss) income attributable to ordinary shareholders	(3,671)	6,699

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.04)	0.02
Diluted	(0.04)	0.02
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	90,139,583	320,505,354
Diluted	90,139,583	401,886,574

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands)

	Three months ended March 31
	2014	2015
Net (loss) income attributable to Momo Inc.	(1,233)	6,699
Other comprehensive income, net of tax of nil Foreign currency translation adjustment	(531)	110

Comprehensive (loss) income attributable to Momo Inc. shareholders	(1,764)	6,809

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2014	March 31 2015
Assets
Current assets
Cash and cash equivalents	450,968	101,966
Term deposits	—	350,000
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and March 31, 2015, respectively	7,038	12,751
Prepaid expenses and other current assets	8,009	10,609
Amount due from a related party	—	2,508

Total current assets	466,015	477,834
Property and equipment, net	9,936	10,349
Intangible assets, net	—	623
Rental deposits	793	736
Long term investments	1,760	5,390

Total assets	478,504	494,932

Liabilities and equity
Current liabilities
Accounts payable	5,900	6,800
Deferred revenue	16,348	19,744
Income tax payable	—	151
Accrued expenses and other current liabilities	9,415	9,485
Amount due to related parties	6,450	6,519

Total current liabilities	38,113	42,699
Other non-current liabilities	—	2,290

Total liabilities	38,113	44,989
Shareholder’s equity (Note a)	440,391	449,943

Total liabilities and shareholder’s equity	478,504	494,932

Note a: As of March 31, 2015, the number of ordinary shares issued and outstanding was 377,756,110.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended March 31
	2014	2015
Cash flows from operating activities:
Net (loss) income attributable to Momo Inc.	(1,233)	6,699
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	396	1,112
Amortization of intangible assets	—	130
Share-based compensation	962	2,743
Investing income	—	(3)
Loss on disposal of property and equipment	—	5
Changes in operating assets and liabilities:
Accounts receivable	(2,019)	(5,673)
Prepaid expenses and other current assets	(1,644)	(2,848)
Amount due from a related party	—	(2,493)
Rental deposit	(731)	57
Accounts payable	1,797	919
Income tax payable	—	151
Deferred revenue	3,786	3,361
Accrued expenses and other current liabilities	129	2,188
Amount due to related parties	—	69
Other non-current liabilities	—	2,290

Net cash provided by operating activities	1,443	8,707
Cash flows from investing activities:
Purchase of property and equipment	(1,075)	(1,485)
Purchase of intangible assets	—	(535)
Payment for long term investments	—	(3,608)
Purchase of term deposits	—	(350,000)

Net cash used in investing activities	(1,075)	(355,628)
Cash flows from financing activities:
Payment for IPO costs	—	(2,134)

Net cash used in financing activities	—	(2,134)
Effect of exchange rate on cash and cash equivalents	(521)	53

Net decrease in cash and cash equivalents	(153)	(349,002)
Cash and cash equivalent at beginning of period	55,374	450,968

Cash and cash equivalent at end of period	55,221	101,966

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands)

1.	Reconciliation of Non-GAAP cost and operating expenses, (loss) income from operations, and net (loss) income to comparable GAAP measures.

	Three months				Three months
	ended March 31, 2014				ended March 31, 2015
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Cost and operating expenses	(6,771)	962	(a)	(5,809)	(21,439)	2,743	(b)	(18,696)
(Loss) income from operations	(1,325)	962	(a)	(363)	5,039	2,743	(b)	7,782
Net (loss) income attributable to Momo Inc.	(1,233)	962	(a)	(271)	6,699	2,743	(b)	9,442

Notes:

(a)	Adjustments to exclude share-based compensation of $962 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $2,743 from the unaudited condensed consolidated statements.